Exhibit 8

The principal subsidiaries of ING Groep N.V. and their statutory place of incorporation and primary country of operation are as follows:

Principal subsidiaries

			Proportion of ownership and interest held by the Group
			2017	2016
Subsidiary	Statutory place of Incorporation	Country of operation
ING Bank N.V.	Amsterdam	The Netherlands	100%	100%
Bank Mendes Gans N.V.	Amsterdam	The Netherlands	100%	100%
ING Lease (Nederland) B.V.	Amsterdam	The Netherlands	100%	100%
Record Bank	Brussels	Belgium	100%	100%
ING Belgium S.A./N.V.	Brussels	Belgium	100%	100%
ING Luxembourg S.A.	Luxembourg City	Luxembourg	100%	100%
ING-DiBa AG	Frankfurt am Main	Germany	100%	100%
ING Bank Slaski S.A.	Katowice	Poland	75%	75%
ING Financial Holdings Corporation	Delaware	United States of America	100%	100%
ING Bank A.S.	Istanbul	Turkey	100%	100%
ING Bank (Australia) Ltd	Sydney	Australia	100%	100%
ING Bank (Eurasia) Joint stock company	Moscow	Russia	100%	100%